UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PETROS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

71678J209

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71678J209

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ayrton Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 672,910*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 672,910*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,910*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 71678J209

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 672,910*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 672,910*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,910*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 71678J209

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Waqas Khatri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 672,910*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 672,910*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,910*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 71678J209

Item 1.	(a).	Name of Issuer:

Petros Pharmaceuticals, Inc.

	(b).	Address of issuer’s principal executive offices:

1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

Item 2.	(a).	Name of person filing:

Ayrton Capital LLC
Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B
Waqas Khatri

Address or principal business office or, if none, residence:

	(b).	Ayrton Capital, LLC
55 Post Rd West, 2nd Floor
Westport, CT 06880

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B
Suite #7, Grand Pavilion Commercial Centre
802 West Bay Road
Grand Cayman
P.O. Box 10250
Cayman Islands

Waqas Khatri
55 Post Rd West, 2nd Floor
Westport, CT 06880

	(c).	Citizenship:

Ayrton Capital LLC – Delaware
Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B – Cayman Islands
Waqas Khatri – United States

	(d).	Title of class of securities:

Common Stock, $0.0001 par value

	(e).	CUSIP No.:

71678J209

CUSIP No. 71678J209

Item 3.	If This Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a: Ayrton Capital LLC

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☒	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company or control person in accordance with § 240.13d-1(b)(ii)(G)
(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(ii)(J)
(k)	☐	Group, in accordance with § 240.13d-1(b)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Ayrton Capital LLC – 672,910*(1)

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B – 672,910*(1)

Waqas Khatri – 672,910*(1)

(b)	Percent of class:

Ayrton Capital LLC – 6.5%(2)

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B – 6.5%(2)

Waqas Khatri – 6.5%(2)

CUSIP No. 71678J209

(c)	Number of shares as to which Ayrton Capital LLC has:

(i)	Sole power to vote or to direct the vote	672,910*(1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	672,910*(1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Number of shares as to which Alto Opportunity Master Fund SPC – Segregated Master Portfolio B has: ,

(i)	Sole power to vote or to direct the vote	672,910*(1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	672,910*(1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Number of shares as to which Waqas Khatri has:

(i)	Sole power to vote or to direct the vote	672,910*(1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	672,910*(1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

*Shares reported herein represent Common Stock of Petros Pharmaceuticals, Inc. (the “Issuer”) held by Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, a Cayman Islands exempted company (the “Fund”). The Fund is a private investment vehicle for which Ayrton Capital LLC, a Delaware limited liability company (the “Investment Manager”), serves as the investment manager. Waqas Khatri serves as the managing member of the Investment Manager (all of the foregoing, collectively, the “Reporting Persons”).

CUSIP No. 71678J209

(1) Represents (i) 444,444 shares of Common Stock issuable on the exercise of certain warrants (the “Warrants”); and (ii) 228,466 shares of Common Stock issuable upon a conversion of certain convertible preferred stock (the “Preferred Shares”), as estimated based on the outstanding balance as of November 13, 2024. The issuable shares of Common Stock related to the exercise of the Warrants and conversion of the Preferred Shares are both subject to a 9.99% beneficial ownership blocker.

(2) Based on (i) 9,606,678 shares of Common Stock of the Issuer that were outstanding as of August 13, 2024; and (ii) 672,910 shares of Common Stock issuable on the exercise of the Warrants and conversion of the Preferred Shares held by the Reporting Persons. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-Q, filed on August 14, 2024.

For the sake of clarity, the holdings of the Reporting Persons reported herein are as of September 30, 2024.

By virtue of these relationships (i.e., Mr. Khatri’s sole authority to direct the affairs of the Investment Manager, including the voting and disposition of shares of Common Shares held by all Reporting Persons), the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares for purposes of Section 13 of the Act, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

CUSIP No. 71678J209

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d- 1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 71678J209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024	Ayrton Capital LLC

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member of Ayrton Capital LLC

Waqas Khatri

	By:	/s/ Waqas Khatri

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see § 18 U.S.C. 1001).

CUSIP No. 71678J209

Exhibit 1

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, $0.0001 par value, of Petros Pharmaceuticals, Inc., beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: November 14, 2024	Ayrton Capital LLC

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member

Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B

	By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Managing Member of Ayrton Capital LLC

Waqas Khatri

	By:	/s/ Waqas Khatri